SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Verisign, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: November 14, 2025

/s/ Warren E. Buffett
Warren E. Buffett
Berkshire Hathaway Inc.

Dated: November 14, 2025

/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board
National Indemnity Company

Dated: November 14, 2025

/s/ Marc D. Hamburg
By: Marc D. Hamburg
Title: Chairman of the Board
GEICO Corporation

Dated: November 14, 2025

/s/ Todd A. Combs
By: Todd A. Combs
Title: President
Government Employees Insurance Company

Dated: November 14, 2025

/s/ Todd A. Combs
By: Todd A. Combs
Title: President
BNSF Master Retirement Trust

Dated: November 14, 2025

/s/ Paul Bischler
By: Paul Bischler
Title: Vice President, Burlington Northern Santa Fe LLC

Scott Fetzer Company Collective Investment Trust

Dated: November 14, 2025

/s/ Christopher Mann
By: Christopher Mann
Title: Senior Vice President, Marmon Holdings Inc.
Precision Castparts Corp. Master Trust

Dated: November 14, 2025

/s/ Shawn Hagel
By: Shawn Hagel
Title: Executive Vice President, Precision Castparts Corp.